January 29, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (972) 673-2150
Mr. Phil Rykhoek, Senior Vice President and Chief Financial Officer
Denbury Resources, Inc.
5100 Tennyson Parkway
Suite 1200
Plano, Texas 75024

>   **Re: Denbury Resources, Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 3, 2007**
>   **File No. 01-12935**

Dear Mr. Rykhoek:

        We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

        Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

        If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

                                                Sincerely,

                                                Carmen Moncada-Terry
                                                Attorney Advisor